Item 1.		(a)	FOSTER WHEELER CORPORATION
		(b)   	Perryville Corporate Park
    			Clinton, NJ  08809-4000

Item 2.		(a)	Palley-Needelman Asset Management, Inc.
		(b)   	800 Newport  Center Drive, Suite 450
			Newport Beach, CA  92660-6316
		(c)   	California corporation, USA
		(d)   	Common stock, Class A
		(e)   	Cusip:  350244109

Item 3.		(e)	Person filing is an:  Investment Adviser registered
			under section 203 of the Investment Advisers Act of 1940.

Item 4.  	Ownership
		(a) 	2,460,650 shares
		(b)   	6.05%
		(c)  (i)     2,460,650 shares with sole power to vote or to direct the vote
      		      (iii)	2,460,650 shares with sole power to dispose or to direct
			the disposition of.